VEON management to increase share ownership Amsterdam, 14 April 2023: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces an increase in management’s ownership of company shares. This follows the completion of management share awards as a part of the Group’s incentive programs that were announced in February 2022. The share awards, detailed in the table below, were granted as part of VEON’s Deferred Share Plan, which was detailed in our press release dated 28 February 2022. The Deferred Share Grant, which represents 50% of the Short-Term Incentive (“STI”) scheme, relates to the period from 1 January 2022 to 31 December 2022 and is deferred into shares under the Deferred Share Grant rules. The shares will vest in American Depositary Shares (“ADS”) over a period of two years from 15 March 2023. The Long-Term Incentive (“LTI”) 2023 share grant is awarded in relation to the three- year period from 1 January 2023 to 31 December 2025. The vesting of these shares is linked to the relative TSR performance to VEON’s peer group. The LTI award represents a further step in aligning the executive team’s remuneration with the successful implementation of our digital operator strategy and long-term value creation for our shareholders. With this share transfer, five members of VEON’s Group Executive Committee were granted a total of 154,876 shares within the scope of STI plans and 643,286 shares as a part of LTI plans. ADS, # STI 2022 delivered in share grants LTI 2023 award Kaan Terzioglu 65,761 306,852 Serkan Okandan 45,251 23,461 Michael Schulz 19,728 92,051 Joop Brakenhoff 18,855 123,169 Matthieu Galvani 5,281 97,753 TOTAL 154,876 643,286

About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Contact Information VEON Group Director Investor Relations Nik Kershaw ir@veon.com